Traccom Inc.

P.O. Box 8906

4774 Park Granada, Suite 10

Calabasas, CA 91372

April 7, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joe McCann, Jordan Metoyer, Li Xiao and Al Pavot

Re:Traccom Inc.

Offering Statement on Form 1-A

Amended March 17, 2021

File No. 024-11448

Dear Mr. McCann:

We hereby submit the responses of Traccom Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 2, 2021, providing the Staff’s comments with respect to Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Management’s Discussion and Analysis, page 26

1.We note your disclosure on page 26 that Telemetrix RPM, Inc. will follow up with an order for 14,000 units in 2021 at a sales value of approximately $5.3 million over a period of 12 months. Please reconcile this disclosure with your testing the waters communications, which indicate that Telemetrix will follow up with a purchase order that has a value of $9.0 million. Also, file a copy of the applicable order arrangement(s) with Telemetrix as an exhibit to the offering statement. To the extent that the arrangement is an oral contract, please provide a written description of the contract and file it as you would a written contract.

Response: We have reconciled the disclosure with the testing the waters communications and appreciate the comment. The Master Sale and Purchase Agreement (“Agreement”) dated March 8, 2021 between the Company and Telemetrix-RPM (“Telemetrix”) is filed herewith as Exhibit 6.1 to Amendment No. 2 to the Offering Statement on Form 1-A; confidential information has been redacted from Exhibit 6.1.  We have filed the Agreement containing confidential information separately with the Securities and Exchange Commission as part of a Confidential Treatment Application pursuant to Rules 406 and 24b-2 to prevent the disclosure of any confidential banking information or PII concurrently with the filing of Amendment No. 2 to the Offering Statement on Form 1-A. In addition, the oral arrangement between the Company

U.S. Securities and Exchange Commission

April 7, 2021

and Telemetrix has been reduced to writing and included in the appropriate section of the Offering Statement.

Management’s Discussion and Analysis, page 28

2.Please revise to disclose your Maverick agreement in your dilution section on page 20, so investors are informed of the potential dilutive effect of this agreement.

Response: The disclosure has been revised accordingly.

Experts, page 34

3.Please revise to include the language that such information is being included on the basis of their authority or in reliance upon their status as experts, as described in paragraph 11 under Item 17 in Form 1-A. Please also have your auditor file their consent.

Response: The disclosure has been revised accordingly.  The auditor’s consent is filed as Exhibit 11.1 to Amendment No. 2 to the Offering Statement on Form 1-A.

Balance Sheet, page F-5

4.We note your response to comment #2 and reissue our comment.  Please delete the “Net Income (Loss)” line item from your Balance Sheet and instead classify such amounts within Retained Earnings (Deficit).

Response: The disclosure has been revised accordingly.

Statements of Cash Flows, page F-6

5.As previously requested, please classify loan transactions as financing activities instead of operating activities.  Your disclosure in Note B indicates that your “Other Current Liabilities” are loans.

Response: The disclosure has been revised accordingly.

Note A – Organization and Nature of Activities, page F-8

6.Here you included a number of forward-looking statements with regard to your products and revenue streams. Please remove them or tell us how your auditor has concluded that these statements are appropriate to be included in the financial statements audited under the auditing standards generally accepted in the United States of America. The same comment applies to your Note D - Related Party Transactions

Response: The disclosure has been revised accordingly to remove forward-looking statements.

7.We note your response to comment #6 and reissue the comment. Please revise to provide the required disclosures, or explain to us, how you have considered conditions and events that may raise substantial doubt about your ability to continue as a going concern under ASC 205-40-50.

Response: The disclosure has been revised accordingly and a note has been added to address the Company’s ability to continue as a going concern under ASC 205-40-50.

U.S. Securities and Exchange Commission

April 7, 2021

Note B, Summary of Significant Accounting Policies, Capitalized Software, page F-11

8.We note your response to comment #8 and your changes to the notes that you capitalized these software related costs under ASC 350-40. Since these are engineering costs of software, firmware design, and development related to the circuit board built into the products, please explain to us how you have considered the scoping criteria under ASC 350-40-15-4(a) as it relates to software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process, subject to ASC 985-20, or (b) as it relates to software to be used in research and development, subject to ASC 730-10.

Response: The software was developed for internal use to create a functioning circuit board that is included in the product.  The software itself is not being marketed for sale or being sold as software for use by the customer or purchaser of the product.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (714) 308-3340 or Lahdan S. Rahmati, Esq. of Weintraub Law Group P.C. at (310) 948-9968.

Sincerely,

Traccom Inc.

By:	/s/ Harry Steck
Harry Steck
Chief Executive Officer

cc:Lahdan S. Rahmati, Esq.

Richard A. Weintraub, Esq.